UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Public Media Works, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

744425109

(CUSIP Number)

Stuart Subotnick

c/o Metromedia Company

810 Seventh Avenue, 29th Floor, New York, New York 10019

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 8, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00374N107

1.	Names of Reporting Persons I.R.S. identification no. of above persons (entities only) Stuart Subotnick

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF [Personal Funds]

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,932,000 (Includes 2,466,000 shares issuable upon exercise of warrants which warrants are currently exercisable.)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 4,932,000 (Includes 2,466,000 shares issuable upon exercise of warrants which warrants are currently exercisable.)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,932,000 (Includes 2,466,000 shares issuable upon exercise of warrants which warrants are currently exercisable.)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.45%

14.	Type of Reporting Person (See Instructions) IN

Item 1.		Security and Issuer
Common Stock, $.0001 par value, of Public Media Works, Inc.
	Executive Offices:	2330 Marinship Way, #300 Sausalito, California 94965

Item 2.		Identity and Background

(a)               Stuart Subotnick

(b)              Metromedia Company, 810 7th Avenue, 29th Floor, New York, New York  10019

(c)               President and Chief Executive Officer, Metromedia Company, 810 7th Avenue, 29th Floor, New York, New York  10019

(d)              No

(e)               No

(f)                 United States

Item 3.		Source and Amount of Funds or Other Consideration
The reporting person used $684,000 of his personal funds to acquire the reported securities.

Item 4.		Purpose of Transaction

The Reporting Persons acquired the securities described herein for investment purposes.

Except as set forth herein the Reporting Person has no current plans or proposals which relate to or would result in any of the following:

(a)               The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)              An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)               A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)              Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board;

(e)               Any material change in the present capitalization or dividend policy of the Issuer;

(f)                 Any other material change in the Issuer's business or corporate structure, including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)              Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)              Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                  A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)                  Any action similar to any of those enumerated above.

The Reporting Person, from time to time at his discretion, may review or reconsider his position regarding the securities and any other matters relating to the Issuer.  The Reporting Person, subject to and depending upon availability of prices he deems favorable, may purchase or receive additional securities of the Issuer from time to time in the open market, in privately negotiated transactions with third parties, directly from the Issuer, or otherwise.  Further, while it is not the present intention of the Reporting Person to do so, each of them, among other things, reserves the right to dispose of securities held in the open market or in privately negotiated transactions with third parties or otherwise, depending upon market conditions and other factors.

Item 5.		Interest in Securities of the Issuer

(a)               4,932,000 (Includes 2,466,000 shares issuable upon exercise of warrants which warrants are currently exercisable) shares of the Issuer’s common stock, $0.0001 par value, which is equal to 13.45% of such common stock.

(b)              Sole power to vote:  4,932,000 (Includes 2,466,000 shares issuable upon exercise of warrants which warrants are currently exercisable); Shared Power to vote:  0; Sole Power to Dispose:  4,932,000 (Includes 2,466,000 shares issuable upon exercise of warrants which warrants are currently exercisable); Shared Power to dispose:  0.

(c)               None.

(d)              None.

(e)               Not applicable.

Item 6.		Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None

Item 7.		Material to be Filed as Exhibits
None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 10, 2011
Date
/s/ Stuart Subotnick
Signature
Stuart Subotnick
Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).